SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
_____________________________________________
                                             :
            In the Matter of                 :
                                             :
CENTRAL AND SOUTH WEST CORPORATION, ET AL    :  CERTIFICATE
                                             :
             File No. 70-8557                :       OF
                                             :
(Public Utility Holding Company Act of 1935) :  NOTIFICATION
                                             :
_____________________________________________:

     Central and South West Corporation ("CSW") hereby certifies on behalf of itself and Central Power and Light Company ("CPL"), Public

Service Company of Oklahoma ("PSO"), Southwestern Electric Power

Company ("SWEPCO"), West Texas Utilities Company ("WTU"), Transok,

Inc. ("Transok") and Central and South West Services, Inc. ("CSWS"),

that during the period from July 1, 1995 through

September 30, 1995 (the "Reporting Period"):

     1.   The maximum principal amount of short-term borrowings

outstanding at each of the companies during the Reporting Period, the date of the maximum borrowing and the Securities and Exchange

Commission ("SEC") borrowing limit for each Company as of the end of the period was as follows:


  CSW
 System              Money Pool    Short-Term       Total          SEC
Companies   Date     Borrowings  Borrowings (1)   Borrowings      Limit
---------   ----     ----------  --------------   ----------      -----

CPL        7/18/95  $168,122,000       -         168,122,000  $300,000,000
PSO         7/5/95    53,370,000       -          53,370,000   125,000,000
SWEPCO      7/5/95    74,933,000       -          74,933,000   150,000,000
WTU         9/6/95    15,686,000       -          15,686,000    65,000,000
TRANSOK     9/8/95    35,029,000       -          35,029,000   200,000,000
CSWS       7/12/95    57,053,000       -          56,843,000   110,000,000
_______________________

(1)  Pursuant to the External Program authorized in this file.

     2.   The weighted average interest rate for borrowings during the

Reporting Period through the Money Pool was 5.91%.

     3.   The maximum amount of CSW's short-term borrowings on behalf of itself and the Subsidiaries during the Reporting Period and its SEC limit as of the end of the period was as follows:



           Total          CSW           CSW        Total CSW
         Subsidiary     Loans to     Corporation   Short-Term         SEC
Date     Borrowings    Money Pool    Borrowings    Borrowings        Limit
----     ----------    ----------    -----------   ----------        -----

7/5/95  $381,032,000  $381,032,000  $505,983,000  $887,015,000  $1,200,000,000



     Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form

U-1 Application-Declaration, as amended, of CSW, et al, in File No. 70-

8557, and in accordance with the terms and conditions of the

Commission's order dated March 21, 1995, permitting said Application-

Declaration to become effective.





     DATED:   October 27, 1995



                         CENTRAL AND SOUTH WEST CORPORATION
                         CENTRAL POWER AND LIGHT COMPANY
                         PUBLIC SERVICE COMPANY OF OKLAHOMA
                         SOUTHWESTERN ELECTRIC POWER COMPANY
                         WEST TEXAS UTILITIES COMPANY
                         TRANSOK, INC.
                         CENTRAL AND SOUTH WEST SERVICES, INC.

                         BY: CENTRAL AND SOUTH WEST CORPORATION



                         BY: /s/  Wendy G. Hargus
                                  Wendy G. Hargus
                                    Controller